SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2005	Commission File Number: 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

The consent of PricewaterhouseCoopers LLP included as Exhibit 2 to this Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-10 (No. 333-122290 and No. 333-107361) as an exhibit to such registration statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 7, 2005	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Vice President

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	2004 Annual Report

2	Consent of PricewaterhouseCoopers LLP